Exhibit 99.1

BASSETT VENTURES INC.

April 12, 2007

VIA SEDAR

B.C. Securities Commission

9th Floor – 701 West Georgia Street

Vancouver, BC V7Y 1L2

Dear Sirs:

Re:

Basset Ventures Inc.

As per National Instrument 54-101 requirements, we advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

Issuer: Basset Ventures Inc.
ISIN:	CA0702431002
Meeting Date:	June 7, 2007
Record Date for Notice:	May 7, 2007
Record Date for Voting:	May 7, 2007
Beneficial Ownership Determination Date:	May 7, 2007
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBO’s
Material Distributed to:	All Holders
Meeting Location:	Vancouver, British Columbia

Yours truly,

BASSETT VENTURES INC.

(signed) "Parmjeet Johal"

Parmjeet Johal

President

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission	cc: Quebec Securities Commission
cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission	cc: Registrar of Securities - NT
cc: Nova Scotia Securities Commission	cc: Registrar of Securities - YT
cc: Ontario Securities Commission	cc: Nunavut Securities Commission

1255 West Pender Street

Vancouver, British Columbia, Canada, V6E 2V1

Tel.: (604) 687-0879 Fax.: (604) 408-9301